May 11, 2007

VIA FEDERAL EXPRESS

Kathryn McHale, Esq.

Staff Attorney

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	BCSB Bancorp, Inc.
Form S-1
Filed on March 26, 2007
File Number 333-141572

Dear Ms. McHale:

On behalf of BCSB Bancorp, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form S-1 filed on March 26, 2007.

The Amended Registration Statement is filed in response to the staff’s comment letter issued on April 27, 2007. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments. The prospectus included in the Amended Registration Statement also reflects revised disclosure in response to legal and accounting comments received from the Office of Thrift Supervision (“OTS”). A copy of the OTS response letter, which includes all OTS comments and the Company’s responses, is included with this letter.

Comment No. 1:

We note that you have filed a separate proxy statement. Please revise to combine the proxy statement with the prospectus. Refer to Rule 145(a)(2) under the Securities Act.

Response to Comment No. 1:

Include in the Amended Registration following the Prospectus is an alternative prospectus to be distributed to stockholders of BCSB Bankcorp. The alternative prospectus combines the previously separately filed proxy statement and the prospectus and will serve as the proxy statement of BCSB Bankcorp and the prospectus of BCSB Bancorp.

Kathryn McHale, Esq.

May 11, 2007

Comment No. 2:

In addition, we note that you intend to make significant changes to your charter; please comply with the unbundling position set forth in Supplement 5 of the Staff’s Telephone Interpretations.

Response to Comment No. 2:

In response to this comment, informational proposals 1a through 1e have been included in the alternative prospectus. We note that office of Thrift Supervision regulations do not permit separate voting with respect to each proposal, so separate proposals have been provided for informational purposes.

Comment No. 3:

Although you address the general Sarbanes-Oxley requirements with regard to loans to insiders, we are unable to find where you actually address your particular compliance with Item 404. Please revise to include disclosure under Item 404 or advise staff where this information is located.

Response to Comment No. 3:

We believe the requested disclosure is set forth on page 114 of the Prospectus in the third paragraph under the caption “Loans and Extensions of Credit.”

Comment No. 4:

Please revise the public offering cover page to remove the implication that the exchange of shares with current public shares will be “automatic.” Describe the required approvals for this transaction.

Response to Comment No. 4:

The requested revision has been made on the cover page of the Prospectus.

The Companies, page 1

Comment No. 5:

Please disclose the current percentage ownership of the MHC.

Response to Comment No. 5:

The requested disclosure has been provided on page 1 of the Prospectus.

Kathryn McHale, Esq.

May 11, 2007

Comment No. 6:

Given the problems and changes described in the next few pages, please establish here the savings bank’s history of declining performance and recent net losses. Also, give the current percentage composition of your loan portfolio and deposit base for the most important components.

Response to Comment No. 6:

The requested disclosure has been provided on pages 1 - 2 of the Prospectus.

Supervisory agreement…, page 2

Comment No. 7:

Please summarize the problems that led to the agreement and provide more complete detail in the body of the prospectus.

Response to Comment No. 7:

The requested disclosure has been provided on pages 2 and 79 of the Prospectus.

Comment No. 8:

Please disclose the problems referenced in Item (vi) of the third bullet.

Response to Comment No. 8:

The requested disclosure has been provided on pages 2 and 80 of the Prospectus.

Comment No. 9:

If the proceeds of the offering will be used to resolve any of these matters on a required basis this should be disclosed, with quantification. If not, please confirm.

Response to Comment No. 9:

Please be advised that there is no requirement that the proceeds of the offering be used to resolve any of the matters addressed in the supervisory agreement.

Comment No. 10

If your recent change in management was part of the agreement with the OTS this needs to be disclosed.

Kathryn McHale, Esq.

May 11, 2007

Response to Comment No. 10:

Please be advised that the recent change in management was not part of an agreement with the Office of Thrift Supervision.

Comment No. 11:

Please disclose when the amended business plan was filed and whether it has been accepted by the OTS.

Response to Comment No. 11:

The requested disclosure has been provided on pages 3 and 80 of the Prospectus.

Our Business Strategy, page 3

Comment No. 12:

Prior to the current disclosure at this heading, please provide a description of the changes in management, including when the prior president left, the current president took over and the extent to which he is in agreement with the discussion of problems and solutions described at this heading.

Response to Comment No. 12:

The requested disclosure has been provided on pages 3 and 81 of the Prospectus.

Comment No. 13

We note that initially you will mostly place the proceeds of this offering in relatively low paying holding investments. Where appropriate, please discuss your capacity to place these funds into more productive use, including the current demand for loans that you are experiencing. Indicate the amount of time this may take and the consequences on earnings. We note the related disclosure beginning at the bottom of page 4 which does not address this issue. As warranted, reference this situation in your use of proceeds disclosure, consider a risk factor on point and provide detailed information in the body of the prospectus.

Response to Comment No. 13:

Please be advised that the portion of the net proceeds that could be invested in loans, which are the net proceeds to be contributed to Baltimore County Savings Bank, will be $23.4 million at the midpoint of the offering range. This compares to loan originations of $129.5 million during the year ended September 30, 2007. Accordingly, it is respectfully submitted that issue of the time it would take to deploy the net proceeds into loans is not a material issue and, accordingly, disclosure of this specific point has not been provided. However, the Company has provided disclosure as to the effect the proceeds will have on the Company’s ability to generate a

Kathryn McHale, Esq.

May 11, 2007

competitive return on equity following the offering. This disclosure appears on page 23 in the Section “Risk Factors” under the caption “Our low return on equity after the conversion may negatively impact the value of our common stock.”

Comment No. 14:

We note from the first bullet on page 5 that you expect a decrease in certificates of deposits as you reduce the rates you are paying on these instruments. Where appropriate, describe the expected impact on your deposit base. Please include the amount and percentage of deposits represented by jumbo CD’s that mature in less than one year and for all CD’s. Consider a risk factor on point and provide more detailed disclosure in the body of the prospectus as warranted.

Response to Comment No. 14:

The requested disclosure has been provided on page 6 and 83 of the Prospectus. We respectfully submit that a risk factor is not warranted as management believes that the decrease in certificates of deposit will have a beneficial effect on the Company by reducing the cost of funds. Disclosure to this effect has been provided on pages 6 and 83 of the Prospectus.

Comment No. 15:

We note from your financial statements and plan of operations that you may be shrinking the company. Please disclose your intent or lack of intent in this regard, the reasons for such a move and its expected impact. Consider a risk factor on point and provide more detailed disclosure in the body of the prospectus as warranted.

Response to Comment No. 15:

The requested disclosure has been provided on pages 6 and 83 of the Prospectus. Because the assets being sold have a lower yield than the rate paid on the liabilities being repaid in the balance sheet restructuring, which is the reason for the shrinking of the balance sheet, it is respectfully submitted that a risk factor as to this point is not warranted.

Comment No. 16:

In the sixth line from the end on page 3 you reference running out of liquid assets in 2009. Please disclose the impact of the offering on this forecast at the minimum and maximum offering levels.

Response to Comment No. 16:

The requested disclosure has been provided on pages 4 and 82 of the Prospectus.

Kathryn McHale, Esq.

May 11, 2007

Low interest rate spread, page 4

Comment No. 17:

Please clarify how the last sentence information relates to this problem.

Response to Comment No. 17:

The sentence referred to in this comment has been deleted.

Transformation of the Balance Sheet, page 4

Comment No. 18:

To the extent feasible, please quantify the percentage of your most important loans and deposits discussed towards the bottom of page 5, both currently and as desired.

Response to Comment No. 18:

The requested disclosure has been provided on pages 6 and 84 of the Prospectus.

Top to Bottom Review…, page 6

Comment No. 19:

Please give the number of branches currently.

Response to Comment No. 19:

The requested disclosure has been provided on page 7 of the Prospectus.

Description of the Conversion, page 6

Comment No. 20:

Please include at the bottom of page 6 that BCSB Bankcorp will also cease to exist.

Response to Comment No. 20:

The requested disclosure has been provided on page 8 of the Prospectus.

The Exchange of Existing shares…, page 8

Comment No. 21:

Please revise the second sentence to clarify that the ratio is primarily dependent upon the number of shares sold in the offering and will be calculated so that current shareholders own 36.5 percent of the new holding company, the same as they currently own.

Kathryn McHale, Esq.

May 11, 2007

Response to Comment No. 21:

The requested disclosure has been provided on page 9 of the Prospectus.

Benefits of the Conversion to Management, page 9

Comment No. 22:

These text, tables and footnotes seem unusually difficult to follow. Please limit this disclosure to only the most material information needed for the summary. Provide more detailed information in the body of the prospectus. For each of the three stock programs, consider focusing on the cost to the recipients and the number, percentage and value of the grants historically, as a percentage of this offering and after this offering on a combined basis. Consider providing this information on only a maximum offering basis and assuming using only one per share value.

Response to Comment No. 22:

In response to this comment, most of the material referred to in this comment has been moved to pages 131 to 135 of the Prospectus, and the discussion in the Summary on pages 11 to 12 has been shortened and simplified to address the most material information. We note that the disclosure on pages 131 to 135 has been revised in response to comments provided by the Office of Thrift Supervision.

How we will use the proceeds, page 17

Comment No. 23:

Please expand the footnote to quantify the amount needed to reach the 10% level.

Response to Comment No 23:

The requested disclosure has been provided on pages 17 and 39 to 40 of the Prospectus.

Risk Factors; General, page 19

Comment No. 24:

Please, revise your risk factors to eliminate the use of phrases such as “no assurance can be given;” this is merely a fact and does not denote risk.

Response to Comment No 24:

The phrase identified in this comment has been eliminated from the risk factors discussion.

Kathryn McHale, Esq.

May 11, 2007

Comment No. 25:

If applicable, please include a risk factor that discusses any sub-prime lending activities that you have engaged in and whether you have experienced losses as a result of those activities. Please include whether you are subject to any repurchase obligations to the extent that you have sold these loans.

Response to Comment No. 25:

Please be advised that Baltimore County Savings Bank does not engage in sub-prime lending activities.

We have had losses and low earnings in recent years…, page 19

Comment No. 26:

Please disclose, as appropriate, that your performance indicators have been declining since at least 2002. For example, earlier you describe the impact of current interest rates on net interest income, yet this figure has been declining since 2003. Please address these historical trends as material to an understanding of your current performance and the prospect for improvement.

Response to Comment No. 26:

The requested disclosure has been provided on page 19 of the Prospectus.

Risks Related to this Offering, page 22

Comment No. 27

Please quantify the number and percentage of shares that may ultimately be controlled by officers and directors after the offering, including currently owned shares, share purchases in this offering and shares that may be obtained through stock benefit. programs. Address the risk to ordinary investors given this level of control.

Response to Comment No. 27:

Please be advised that following the conversion, the Company’s directors and executive officers, together with their associates, are expected to beneficially own 410,004 shares of common stock, including 112,000 exercisable options, as adjusted for the exchange ratio, or 5.1%, of the outstanding common stock if shares are sold at the midpoint of the offering range and all outstanding options are exercised. In addition, the Company maintains a 1999 stock option plan and a management recognition plan, pursuant to which it could grant options and

Kathryn McHale, Esq.

May 11, 2007

restricted stock awards to our directors and executive officers for up to 80,593 shares, as adjusted for the exchange ratio at the midpoint of the offering range, and could issue up an additional 676,164 shares of BCSB Bancorp common stock to directors and executive officers pursuant to an equity incentive plan to be adopted no earlier than six months following the conversion. If all shares ultimately are awarded to directors and executive officers under these plans and these individuals exercise all available options, the Company’s directors and executive officers could in the future own an aggregate of 1,166,761 shares of our commons stock, which would total 12.9% of our outstanding shares, assuming all shares issued under these plans, except the management recognition plan for which shares are held in trust for issuance upon future grants, are newly issued shares. For the director and executive officer group to reach this ownership total, they would have to exercise all options and pay the exercise price of over $7 million. Moreover, it would take five years for the options granted under the equity incentive plan to become exercisable. In light of this information, we respectfully submit that this potential ownership level does not pose a risk to ordinary investors and that a risk factor is not warranted.

Use of proceeds, page 28

Comment No. 28:

Please confirm that you intended to list “BCSB Bankcorp” and not "BCSB Bancorp" in the table presented.

Response to Comment No. 28:

The table on page 39 has been revised in response to this comment.

Market Area, page 39

Comment No. 29:

You reference the importance of trends but do not discuss them. Please disclose trend information for material items such as population growth, income and the like.

Response to Comment No. 29:

The requested disclosure has been provided on page 51 of the Prospectus.

Management’s Discussion and Analysis

Comparison of Operating Results for the Years Ended September 30, 2006 and 2005

Other Income, page 80

Kathryn McHale, Esq.

May 11, 2007

Comment No. 30:

We note your supplemental response to our comment letter dated March 29, 2007. Please revise to disclose when you decided to use 80% of the published wholesale value as an estimate of fair value of collateral. Describe the reasons for the change and quantify the estimated impact of this change on your net charge-offs, provision for loan losses, and loss on repossessed assets.

Response to Comment No. 30:

The requested disclosure has been provided on page 92 of the Prospectus.

Executive Compensation, page 98

Comment No. 31:

In compliance with the instructions to Item 402(a)(3) of Regulation S-K, please disclose the compensation information for your new CEO, Mr. Bouffard.

Response to Comment No. 31:

Upon reviewing the referenced instruction, we respectfully submit that compensation information for Mr. Bouffard is not required as Mr. Bouffard did not join Baltimore County Savings Bank until November 2006 after completion of the 2006 fiscal year, and thus he earned no compensation during the year ended September 30, 2006.

Regulation of Federal Savings Associations, page 108

Comment No. 32:

For each of the regulatory hurdles you discuss, please provide the investor with a more accurate picture of where your institution fits into these parameters. For example, you discuss Capital requirements but only disclose that the bank has “met each of its requirements” without giving us its official designation.

Response to Comment No. 32:

Additional disclosure has been provided in two places on page 119 in response to this comment.

How We Determined the Offering Range, Page 133

Comment No. 33:

Please clarify, if correct, that the peer group companies are all fully converted thrift holding companies.

Kathryn McHale, Esq.

May 11, 2007

Response to Comment No. 33:

The requested disclosure has been provided on page 148 of the Prospectus.

Comment No. 34:

With consideration to disclosure in the filing, please tell us how the pro forma book value figures were adjusted to be comparable to fully converted thrifts.

Response to Comment No. 34:

We have been advised that to calculate pro forma stockholders’ equity to be comparable to fully converted thrifts, BCSB Bankcorp’s stated book value (as of December 31, 2006) was adjusted to include (1) the net proceeds from the offering (gross proceeds less offering expenses); (2) capital approximating $246,000 from the consolidation of the mutual holding company; (3) the reduction in equity from the capital acquired by the employee stock ownership plan; and (4) the reduction in equity for the common stock acquired by the equity incentive plan.

To calculate the pro forma shares outstanding, BCSB Bankcorp’s existing shares were adjusted for the exchange ratio. After this adjustment, the shares from the stock offering were added to this amount. Pro forma book value per share was calculated by dividing BCSB Bankcorp’s pro forma stockholders’ equity, as discussed above, by the pro forma common shares outstanding.

Comment No. 35:

Please expand this disclosure to include the ratio results for the company and the peer group.

Response to Comment No. 35:

The requested disclosure has been provided on pages 148 to 149 of the Prospectus.

BCSB Bankcorp, Inc. Consolidated Financial Statements, page F-1

General

Comment No. 36:

Please note the updating requirements of Rule 3-12 of Regulation S-X.

Response to Comment No. 36:

The updating requirements are noted.

Note 1 – Summary of Significant Accounting Policies, page F-9

Kathryn McHale, Esq.

May 11, 2007

Comment No. 37:

We note your supplemental response to our comment letter dated March 29, 2007. In light of the short time period between repossession and disposal and the rather significant amount of losses on repossessed assets, please provide us with some historical context regarding how you arrived at the source for determining collateral values including the following:

•	when you began using the published wholesale values as the basis for your estimate of collateral value;

•	how you determined that the published wholesale value was the most appropriate source for estimating fair value of collateral at the time of repossession;

•	your considerations prior to 2006 regarding possible adjustments for geographic or other factors;

•	how you considered and evaluated differences between the estimated collateral value as determined by the published wholesale value and the resultant cash proceeds received from the sale;

•	why the cash proceeds received from sales of repossessed assets would be significantly less than the amount of the published wholesale value;

•	when you decided to use 80% of the published wholesale value;

•	how you arrived at 80%; and

•	why you decided to change from 100% to 80% of the published wholesale value.

Response to Comment 37:

As discussed in greater detail in our response to Comment # 38, included in the line item “Loss on repossessed assets” are certain loan deficiencies. As of the balance sheet dates, any repossessed collateral was carried at the published wholesale values and at 80% thereof during fiscal 2006. In certain instances however, management determined that upon the ultimate disposition of the collateral (i.e. receipt of proceeds) both the loan deficiency and the collateral deficiency are included in the line item “Loss on repossessed assets.” Management does not believe that the amount of the loan deficiencies included in “Loss on repossessed assets” is material to the consolidated financial statements taken as a whole for any period presented.

Kathryn McHale, Esq.

May 11, 2007

The following bullets address the Staff’s request for historical context regarding the determination of collateral values.

•	BCSB Bankcorp began using published wholesale values as a basis for our estimate of collateral value during fiscal 2004.
•

As Baltimore County Savings Bank expanded its indirect lending program in 2003 and 2004, management believed that published wholesale values were most expedient estimate of the repossessed assets value.

•

Prior to 2006 BCSB Bankcorp did not analyze or give consideration to possible adjustments to the carrying value of repossessed assets. The amount of losses experienced during fiscal 2005 initiated the adjustment in 2006.

•

As a result of the losses experienced in 2005, management initiated an adjustment to the carrying value of repossessed assets reported on the consolidated statement of condition. This attempt to address the level of losses experienced on repossessed assets did not have the desired result as management has now determined that certain loan deficiencies are also included in the “Loss on repossessed assets”

•	The cash proceeds received from the sale of repossessed assets is often less than the published wholesale value due to various towing, storage and auction related fees.
•	BCSB Bankcorp began using 80% of published wholesale value in the beginning of fiscal 2006.
•	80% was selected based on management’s estimate; however no formal analysis or study was performed to support the discount amount.

Management decided to change from 100% to 80% of the published wholesale value because it believed it was more representative of the expected net proceeds.

Comment No. 38:

Please reconcile for us your supplementally provided collateral values for repossessed automobiles for the years presented, to the amount of proceeds from sales of repossessed assets as disclosed on your Statements of Cash Flows, and the amount of loss on repossessed assets as reported on your Statements of Operations.

Response to Comment No. 38:

The following is a reconciliation of BCSB Bankcorp’s supplementally provided collateral values for the repossessed automobiles for the years ended September 30, 2006 and 2005 to the amount of proceeds from the sales reported in the Statements of Cash Flows and the amount of loss reported in the Statements of Operations. This reconciliation process has revealed that included in the line item “Loss on Repossessed Assets” are certain amounts that are related to loan deficiencies. The losses on the loan deficiencies should have been reflected as charge-offs within the allowance for loan losses. Management believes that the balance in the Allowance for Loan Losses would not be any different than as reported because management analyzes the adequacy of the allowance for loan losses as of each balance sheet date and any additional charge-offs recorded through the allowance would have resulted in a similar provision for loan losses. Net income, therefore, would remain unchanged for the periods presented. Management

Kathryn McHale, Esq.

May 11, 2007

believes that those amounts are not material to the consolidated financial statements taken as a whole and they would not have any effect on net income for any period presented. Management bases this assertion after considering the guidance of Staff Accounting Bulletin No. 99 “Materiality.” Management has come to this conclusion based on the following:

•	There is no effect on net income, statements of financial condition or stockholders’ equity.
•	There is no effect on operating cash flow.
•	Management believed in good faith that the accounting treatment was appropriate. This was not an intentional misstatement.
•	There is no effect on compliance with regulatory requirements.
•	There is no effect on any incentive compensation.
•	There would be no effect on the balance of the Allowance for Loan Losses presuming the charge-offs would be funded by a similar provision amount.
•	The potential reclassification amount only affects two financial line items in the consolidated statement of operations.
•	Management’s Discussion and Analysis has been revised to quantify the loan deficiency amounts included in the line item “Loss on repossessed assets.”
•	As previously disclosed, management has ceased its indirect automobile lending program and has experienced declining losses in recent months and expects this trend to continue.
•	Management does not believe that the reclassification would affect a reader’s judgment as to the operations or financial condition of the Company.

	2006	2005
Estimated collateral value of automobiles repossessed during the year	$445	$815

Proceeds from sales, as reported In the statement of cash flows	$(307)	$(422)

Loss on repossessed assets, as reported In the statements of operations	(327)	(561)

Loan deficiencies	189	168

	$(445)	$(815)

Kathryn McHale, Esq.

May 11, 2007

Item 16. Exhibits and Financial Statement Schedules, page II-3

Comment No. 39:

Please file updated consents from your independent accountants in your next amendment.

Response to Comment No. 39:

Updated consents from the independent accountants have been provided.

Opinions, Exhibits 5.1 and 8.1

Comment No. 40:

You have provided both these opinions as of “the date hereof” and state in both that you are under no obligation to update your opinion. Please either revise this language and issue your opinion as of the date of effectiveness of the registration statement, or represent to the staff your intention of filing your opinion with your acceleration request.

Response to Comment No 40:

Pleased be advised that we will file our signed opinions with our acceleration request.

Exhibit 5.1

Comment No. 41:

In the first whole paragraph on page 2 of your opinion, we note you have assumed “the correctness of all certificates, and the accuracy and completeness of all records, documents, instruments and materials made available to us by the Company.” This language seems to avoid your due diligence obligation and could inappropriately cover matters of law. Please remove or revise this language.

Response to Comment No. 41:

Following discussions with Securities and Exchange Commission staff, we have revised the paragraph referred to in this comment.

Exhibit 8.1

Comment No. 42:

Please revise to indicate that this opinion addresses all of the material federal income tax consequences.

Kathryn McHale, Esq.

May 11, 2007

Response to Comment No. 42:

The opinion has been revised on page 1.

If you have any questions or further comments, please contact the undersigned or Gary R. Bronstein at (202) 362-0840.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/ Joel E. Rappoport

Joel E. Rappoport

Enclosures

cc:	Ms. Joyce Sweeney
Mr. John Nolan
David Lyon, Esq.

Securities and Exchange Commission

Joseph J. Bouffard, President and Chief Executive Officer

BCSB Bancorp, Inc.

Gary R. Bronstein, Esq.

Muldoon Murphy & Aguggia, LLP